September 12, 2019

Todd Newton
Chief Executive Officer
Apollo Endosurgery, Inc.
1120 South Capital of Texas Highway
Building 1, Suite 300
Austin, Texas 78746

       Re: Apollo Endosurgery, Inc.
           Registration Statement on Form S-3
           Filed August 23, 2019
           File No. 333-233439

Dear Mr. Newton:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed August 23, 2019

Risk Factors, page 2

1. We note that your forum selection provision in exhibits 3.1 and 3.3 identifies the Court of
       Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please revise your prospectus to include appropriate risk factor disclosure describing any risks or other impacts on investors. Also disclose whether the provision in exhibit 3.1 applies to actions arising under the Securities Act or Exchange
       Act and whether the provision in exhibit 3.3 applies to actions arising under the Exchange
       Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange
       Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates
 Todd Newton
Apollo Endosurgery, Inc.
September 12, 2019
Page 2
      concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision in exhibit 3.1 applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Choice of Forum, page 9

2. We note your exclusive forum provision in exhibit 3.3 designates federal district courts as the exclusive forum for the resolution of any complaint asserting a cause of action or proceeding arising under the Securities Act of 1933. Please revise your disclosure here to describe this provision. Describe any risks or other impacts on investors.
3. Please revise your disclosure to describe the differences between your exclusive forum provision in exhibits 3.1 and 3.3. Explain the purpose of the differences and how the differences may impact the types of actions enumerated in each of the provisions. Also, include which provision controls in the event the two provisions conflict, and add appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Amanda Ravitz, Assistant Director, at 202-551-3528 with any questions.



                                                            Sincerely,
FirstName LastNameTodd Newton
                                                            Division of
Corporation Finance
Comapany NameApollo Endosurgery, Inc.
                                                            Office of
Electronics and Machinery
September 12, 2019 Page 2
cc:       Mark B. Weeks
FirstName LastName